Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of

The Securities Exchange Act of 1934

For the Month of March, 2003

Commission File No.  0 - 20752

HIBERNIA FOODS PLC

46 Merrion Square, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  xx           Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1)  ______

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7)  ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes      No xx

#

RECENT EVENTS

Hibernia Foods plc, an Irish company, has issued a press release, in which it  announced the summary results (unaudited) for its fiscal third quarter and nine-month period ended December 31, 2002.   An extract of that press release is set forth on Exhibit 1 of this Report.  Management’s discussion and analysis of such results, entitled “Operating and Financial Review and Prospects,” is set forth on Exhibit 2 of this Report.

At a meeting of the Board of  Directors held on March 5, 2003, Messrs. Harris Cohen and Christopher Grosso were appointed to fill vacancies on the Board and to hold office until the conclusion of the next annual general meeting of Hibernia.  At the same time, it was announced that Mr. Walter L. Downey and Mr. Jean-Claude Laine resigned as members of the Board.  An extract of the press release announcing such events is set forth on Exhibit 3 of this Report.

On March 28, 2003, Hibernia announced in a press release that it would close its production facilities in Bristol, England.  That press release is set forth on Exhibit 4 of this Report.

******

Hibernia is a foreign private issuer, as that term is defined in Section 3b-4 of the Securities Exchange Act of 1934, and is not required to file periodic reports containing quarterly financial statements.

This Report, filed under Section 13(a) of the Securities Exchange Act of 1934, is incorporated by reference into the several registration statements of Hibernia Foods plc which are currently effective under the Securities Act of 1933, and is deemed to be included in and a part of the prospectuses included in such registration statements.

******

This document, including exhibits, as well as some press releases and oral statements made by our management in their presentations about Hibernia, contains “forward-looking statements” regarding Hibernia’s future performance and financial condition.  “Forward-looking statements” are defined in the Private Securities Litigation Reform Act of 1995 and include statements which give management’s views on the future of Hibernia, the industry in which it operates and the economic conditions surrounding it.

These forward-looking statements are based on our management’s current views, projections and assumptions concerning the future, and include words such as “expects,” “anticipates,” “intends,” “estimates,” “believes” and similar expressions.  No one should construe such statements as guaranties of the future performance of Hibernia.  All such statements are inherently subject to risks, uncertainties and other important factors, which are beyond Hibernia’s control, which could cause actual results to differ materially from those expressed or implied in the statements.  Among those risks and uncertainties are the matters described in “Risk Factors” in Hibernia’s Form 20-F for its fiscal year ended March 31, 2002, as updated from time to time in its subsequent filings with the Securities and Exchange Commission.

These forward-looking statements include, but are not limited to, projections of sales, earnings and volume growth, share prices, competitive conditions, purchasing decisions of our customers, production costs, currency valuations, achieving cost savings and working capital, debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives.

 Hibernia specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

EXHIBITS

Exhibit                                                Description                                        Seq. Page No.

1.	Extract of press release dated February 18, 2003 containing unaudited summary results for the fiscal quarter and nine-month period ended December 31, 2002.	4
2.	Operating and Financial Review and Prospects in respect of the fiscal quarter and nine-month period ended December 31, 2002.	10
3.	Extract of press release dated March 11, 2003 in respect of the appointment of directors.	32
4	Press release dated March 28, 2003 relating to the closing of the Bristol, England production facility.	33

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                         Hibernia Foods PLC

                                                                                (Registrant)

                                                                         By: _/s/Colm Delves

                                                                                    Colm Delves

                                                                               (Principal Financial

                                                                            and Accounting Officer

                                                                                    and Director)

Date:   March 28, 2003

Exhibit 1

NEWS RELEASE

Contacts: Colm Delves, Chief Financial Officer Hibernia Foods plc 353 1 661 1030 info@hiberniafoods.ie	Stanley M. Berger SM Berger & Company, Inc. 216.464.6400 stan@smberger.com

HIBERNIA FOODS PLC ANNOUNCES FISCAL 2003 THIRD-QUARTER

AND NINE-MONTHS FINANCIAL RESULTS

Underlying Revenues Return to Growth

11% Year Over Year Improvement in Q3 Net Profit

Anticipated Improvement in Financial Trends Continuing

William Blair Appointed Company’s Investment Banker

Dublin, Ireland — February 18, 2003 — Hibernia Foods plc (NASDAQ: HIBNY) today announced its unaudited financial results for the fiscal 2003 third quarter and nine month periods ended December 31, 2002.

Net sales for the third quarter of fiscal 2003 were Euro (€) 62.1 million ($65.1 million) compared with €62.6 million ($65.6 million) for the same period in fiscal 2002, representing a decrease of just less than one percent.  However, this decrease was solely attributable to a 2.6% appreciation of the Euro against Pounds Sterling during the quarter, compared with the same quarter in fiscal 2002.  Underlying revenues, denominated in the Company’s operational currency, Pounds Sterling, increased by 2% in the third quarter compared with the comparable quarter in fiscal 2002.

Gross profit for the quarter was €13.1 million ($13.7 million) compared with €13.6 million ($14.3 million) for the same quarter in fiscal 2002, representing a decrease of €562,000 ($589,000).  Gross profit as a percentage of net sales amounted to 21.0% in the third quarter compared with 21.8% in the same quarter in fiscal 2002, representing a decline in gross profit percentage of 0.8 percentage points. This marginal reduction in gross profit percentage was due to higher cost of sales, including 60% higher insurance costs and higher input costs relating mainly to the cost of certain ingredients.  Specifically, a 32% increase in the price of cocoa- based ingredients contributed to the reduction in gross margins for the quarter.  In order to address this, company researchers have been actively working on recipe compositions to minimize the impact of these price increases.

The Company’s operating expenses were in line with those reported for the same period in fiscal 2002.

Operating profit for the quarter amounted to €1.5 million ($1.6 million) compared with €2.3 million ($2.4 million) for the same quarter in fiscal 2002.

Interest expense for the quarter was almost half the level of the comparable quarter in fiscal 2002, and this was principally due to a positive unrealized exchange gain from the quarter end translation of the Company’s convertible loan notes.

Net profit for the quarter amounted to €652,000 ($683,000) or €0.03 ($0.03) per share compared with €587,000 ($615,000) or €0.03 ($0.03) per share for the same quarter in fiscal 2002.

Commenting on the results, Oliver Murphy, Chairman and Chief Executive Officer, said: “Overall I am extremely pleased with the progress we made in our third quarter as both revenue growth and profitability returned.  Our underlying revenues grew by 2% in the quarter compared with the comparable period in the prior year and net profits also improved by 11% year over year. I am also encouraged by our expectation that this rate of revenue growth will accelerate in the fourth quarter over the same period last year.

I am particularly encouraged by the progress we have made in our private label ready meals division, which has led to an increase in quarter over quarter gross margins of almost 10 percentage points.  This improvement in gross margins has been derived from a sound commercial strategy, which has been executed over the last six months, and, together with greater purchasing and factory efficiencies, has contributed to a very satisfactory result for the quarter for this division.  We expect a trend of increasing revenues underpinned by this strong recovery in gross margin to continue for the current quarter and into the next fiscal year.

Overall, our business for the fiscal fourth quarter is off to a good start and I remain confident that we will show significant year on year top line and operating margin growth this quarter.  Whilst we may not ultimately achieve our internal target of double-digit top line growth for the quarter, largely due to the prevailing economic climate, I am satisfied that our earnings target, as communicated last November, of a net loss per share for the second half of our fiscal year of at least half the level reported for the comparable period in fiscal 2002, remains firmly on track.

In addition, we are currently reviewing our manufacturing cost base and site configuration and we expect that significant savings are likely to arise as we implement a strategy of site re-alignment over the coming months.  I expect to be in a position to provide more detailed earnings objectives for fiscal 2004 and expand further on these developments, later this quarter”.

Net sales for the nine-month period to December 31, 2002 were Euro (€) 156 million ($163.5 million) compared with €154.3 million ($161.8 million) for the same period in fiscal 2002, representing an increase of one percent.

Gross profit as a percentage of net sales amounted to 17% in the nine-month period compared with 18% in the same period in fiscal 2002, representing a decline in gross profit percentage of 1.0 percentage point.

Operating loss for the nine-month period amounted to €3.8 million ($4.0 million) compared with €1.9 million ($2.0 million) for the same period in fiscal 2002.

Net loss per share for the nine-month period amounted to €0.28 ($0.30) per share compared with a net loss per share of  €0.30 ($0.31) per share for the same period in fiscal 2002.

The Company also announced that it had appointed William Blair & Company, LLC, headquartered in Chicago, Illinois, with a strong international presence, including London, as its investment banker.  William Blair is a full service investment bank exclusively focused on middle market growth companies “We are delighted to be working with William Blair”, said Oliver Murphy, “as we feel their profile is an appropriate fit for us at this stage in our growth strategy.  Initially William Blair will be focused on assisting us with tailoring our capital structure to ensure that we are optimally positioned to take the Company to the next stage.”

Hibernia Foods plc is a leading European manufacturer of branded cakes, branded and private-label ready-meals and branded and private-label frozen desserts, headquartered in Dublin, Ireland, with significant manufacturing facilities in the United Kingdom. It is the exclusive European license holder for Entenmann’s branded sweet-baked cakes throughout all of geographical Europe, representing 52 countries and a population of over 700 million people and is the exclusive UK and Ireland license holder for Sara Lee branded frozen desserts.

-TABLES FOLLOW-

#

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Statements of Operations

for the Quarter Ended December 31,

	2002[1]	2002	2001
	US$000s	€000s	€000s
Product Revenue	65,108	62,108	62,592
Gross Profit	13,702	13,071	13,633
Operating Expenses	(12,105)	(11,548)	(11,374)
Operating Profit / (Loss)	1,597	1,523	2,259
Interest, Foreign Exchange and Other charges	(914)	(871)	(1,672)
Net Profit / (Loss)	683	652	587

Profit/(Loss) per Share Data for the Quarter Ended December 31,

	2002[1]	2002	2001
	US$	€	€
Basic Profit/(Loss) per Share	0.03	0.03	0.03
Ordinary Shares Outstanding	25,068,425	25,068,425	22,136,840

- MORE -

#

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Balance Sheets as of December 31,

	2002[1]	2002	2001
	US$000s	€000s	€000s
ASSETS
Cash and equivalents	24	23	-
Trade receivables	35,256	33,632	38,464
Inventories	26,126	24,922	24,853
Prepayments and other receivables	5,905	5,633	4,938
Total Current Assets	67,311	64,210	68,255
Property, Plant & Equipment	58,174	55,494	63,444
Intangible assets	7,833	7,471	8,545
Total Assets	133,318	127,175	140,244
LIABILITIES AND EQUITY
Accounts payable	27,463	26,198	26,507
Accrued liabilities	34,286	32,706	31,015
Short-term borrowings	29,846	28,471	32,871
Total Current Liabilities	91,595	87,375	90,393
Capital Lease obligations (excl. current)	535	510	1,163
Convertible Loan Notes	15,002	14,311	15,509
Long Term Borrowings	12,504	11,928	18,190
Total Liabilities	119,636	114,124	125,255
Minority interests	151	143	143
Ordinary Shares issued with Guarantee	3,283	3,132	3,349
Shareholders’ Equity	10,248	9,776	11,497
Total Liabilities and shareholders’ equity	133,318	127,175	140,244

- MORE -

#

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Statements of Operations

for the Nine-Month Period Ended December 31,

	2002[1]	2002	2001
	US$000s	€000s	€000s
Product Revenue	163,536	156,001	154,300
Gross Profit	27,718	26,441	27,778
Operating Expenses	(31,736)	(30,274)	(29,675)
Operating Profit/(Loss)	(4,018)	(3,833)	(1,897)
Interest, Foreign Exchange and Other charges	(3,408)	(3,251)	(4,538)
Net (Loss)	(7,426)	(7,084)	(6,435)

Loss per Share Data for the Nine-Month Period Ended December 31,

	2002[1]	2002	2001
	US$	€	€
Basic (Loss) per Share	(0.30)	(0.28)	(0.30)
Ordinary Shares Outstanding	24,903,100	24,903,100	21,461,748

1 The summary financial information above is expressed in US Dollars, solely for convenience, at the US Dollar rate of exchange against the Euro at December 31, 2002, of €1.00 = US$1.04830

Exhibit 2

TABLE OF CONTENTS

Part I

Financial Information

Item 1

Unaudited Consolidated Financial Statements

a.

Consolidated Balance Sheets as of December 31, 2002 and March 31, 2002;

b.

Consolidated Statements of Operations for the three-month and nine-month periods ended December 31, 2002 and 2001;

c.

Consolidated Statements of Shareholders’ Equity for the nine-month periods ended December 31, 2002 and 2001;

d.

Consolidated Statements of Cashflows for the nine-month periods ended December 31, 2002 and 2001;

e.

Notes to the unaudited Consolidated Financial Statements.

Item 2

Operating and Financial Review and Prospects

Item 3

Quantitative and Qualitative Disclosures about Market Risk

#

Item 1a.

HIBERNIA FOODS plc AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

ASSETS

As of

As of

As of

Dec.31,

Dec. 31,

March 31,

Notes

2002

2002

2002

US$000s

€000s

€000s

Current assets:

Cash and cash equivalents

24

23

434

Inventories

2

26,126

24,922

28,594

Trade receivables (net)

35,256

33,632

31,664

Prepayments and other receivables

5,905

5,633

6,420

Total current assets

67,311

64,210

67,112

Property, plant and equipment (net)

58,174

55,494

63,652

Intangible assets (net)

7,833

7,471

8,297

Total assets

133,318

127,175

139,061

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable

27,463

26,198

30,268

Accrued liabilities

34,286

32,706

30,371

Short-term borrowings

29,846

28,471

26,685

Total current liabilities

91,595

87,375

87,324

Other liabilities:

Capital lease obligations, excluding current portion

535

510

951

Convertible loan notes

15,002

14,311

15,534

Long-term borrowings

12,504

11,928

21,405

Total liabilities

119,636

114,124

125,214

Minority interests - equity

61

58

58

Minority interests - preferred stock of subsidiary

90

85

85

Ordinary shares issued with guarantee

3,283

3,132

3,132

Shareholders’ equity:

Ordinary shares, par value €0.088881 per share, shares

authorized: 48,950,000, shares issued and outstanding:

25,068,425 and 23,580,504 as of December 31, 2002 and

March 31, 2002  respectively

2,336

2,229

2,096

Deferred ordinary shares, par value €0.088881 per share,

    600,000 shares authorized, issued and outstanding as

 of December 31, 2002 and March 31, 2002

56

53

53

Additional paid-in-capital

85,206

81,280

74,135

Accumulated other comprehensive loss

(3,805)

(3,630)

(2,640)

Retained loss

(73,545)

(70,156)

(63,072)

    Total shareholders’ equity

                     10,248

       9,776

10,572

Total liabilities and shareholders’ equity

133,318

127,175

139,061

#

Item 1b.

HIBERNIA FOODS plc AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2002 AND 2001

2002

2002

2001

US$000s

€000s

€000s

Product revenue

65,108

62,108

62,592

Cost of products sold

(51,406)

(49,037)

(48,959)

Gross Profit

13,702

13,071

13,633

Operating expenses

Selling and distribution expenses

(8,723)

(8,322)

(9,060)

General and administration expenses

(3,382)

(3,226)

(2,314)

Operating income

1,597

1,523

2,259

Other income/(expense):

Interest expense and similar charges

(1,432)

(1,365)

(1,435)

Unrealised foreign exchange gain/(loss)

518

494

(237)

Income before taxation

683

652

587

Provision for taxation

—

—

—

Net income

683

652

587

EARNINGS PER SHARE DATA:

2002

2002

2001

US$s

€s

€s

Basic and diluted earnings per share

0.03

0.03

0.03

#

HIBERNIA FOODS plc AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE-MONTH PERIODS ENDED

DECEMBER 31, 2002 AND 2001

2002

2002

2001

US$000s

€000s

€000s

Product revenue

163,536

156,001

154,300

Cost of products sold

(135,818)

(129,560)

(126,522)

Gross Profit

27,718

26,441

27,778

Operating expenses

Selling and distribution expenses

(22,917)

(21,861)

(22,401)

General and administration expenses

(8,819)

(8,413)

(7,274)

Operating loss

(4,018)

(3,833)

(1,897)

Other income/(expense):

Interest expense and similar charges

(4,074)

(3,886)

(4,251)

Unrealised foreign exchange gain/(loss)

666

635

(287)

Loss before taxation, minority interests

(7,426)

(7,084)

(6,435)

Provision for taxation

—

—

—

Net loss

(7,426)

(7,084)

(6,435)

EARNINGS PER SHARE DATA:

2002

2002

2001

US$s

€s

€s

Basic loss per share

(0.30)

(0.28)

(0.30)

#

Item 1c.

HIBERNIA FOODS plc AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH-PERIOD ENDED DECEMBER 31, 2001

Accumulated

Deferred

Additional

other

Retained

Ordinary          Shares

ordinary

paid-in

comprehensive

earnings/

Comprehensive

Number

Par value

shares

capital

income/(loss)

(loss)

income/(loss)

Total

of shares

€000

€000s

€000s

€000s

€000s

€000s

€000s

Balance as of March 31, 2001

19,449,061

1,730

53

61,850

   (2,617)      (48,310)

  12,706

Comprehensive income

Net loss………………….

—

—

—

—

—

(6,435)

(6,435)

(6,435)

Other comprehensive income,

  net of tax:

  Translation of results of foreign

  subsidiary……………..

—

—

—

—

2,783

—

2,783

2,783

Comprehensive income

—

—

—

—

—

—

(3,652)

Shares issued on exercise of

  Warrants, Options and Other

securities……………

1,357,823

133

—

2,256

—

—

2,389

Cashless exercise of Warrants

1,329,956

105

—

(105)

—

—

—

Issuance of Ordinary Shares

11,764

1

—

53

—

—

54

Balance as of December 31, 2001

22,148,604

1,969

53

64,054

         166

(54,745)

11,497

#

HIBERNIA FOODS plc AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2002

Accumulated

Deferred

Additional

other

Retained

Ordinary          Shares

ordinary

paid-in

comprehensive

earnings/

Comprehensive

Number

Par value

shares

capital

income/(loss)

(loss)

income/(loss)

Total

of shares

€000

€000s

€000s

€000s

€000s

€000s

€000s

Balance as of March 31, 2002

23,580,504

2,096

53

74,135

   (2,640)       (63,072)

   10,572

Comprehensive income

Net loss………………….

—

—

—

—

—

(7,084)

(7,084)

(7,084)

Other comprehensive income,

  net of tax:

  Translation of results of foreign

  subsidiary……………..

—

—

—

—

(990)

—

(990)

(990)

Comprehensive income

—

—

—

—

—

—

(8,074)

Shares issued on exercise of

  Warrants, Options and Other

securities……………

1,487,921

133

—

7,561

—

—

7,694

Costs associated with

  issuance of Ordinary Shares

—

—

—

(416)

—

—

(416)

Balance as of December 31, 2002     25,068,425        2,229        53      81,280            (3,630)      (70,156)

                      9,776

Item 1d.

HIBERNIA FOODS plc AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED DECEMBER 31,

2002

2002

2001

US$000s

€000s

€000s

Cash flows from operating activities:

Net loss

(7,426)

(7,084)

(6,435)

Adjustments to reconcile net loss

to net cash provided/(used) by

operating activities:

Depreciation and amortization

7,404

7,063

5,203

Foreign exchange (gain)/loss

(666)

(635)

287

Changes in operating assets and liabilities (net

of acquisition):

Inventories, prepayments and trade

Receivables and other assets

(1,822)

(1,738)

3,012

Accrued liabilities and accounts payable

2,624

2,503

(8,370)

Net cash provided/(used) by operating activities:

114

109

(6,303)

Cash flows from investing activities:

Purchase of fixed assets

(2,656)

(2,534)

(1,632)

Acquisition of subsidiaries:

  Cash paid-net

—

—

(13,549)

Net cash used by investing activities:

(2,656)

(2,534)

(15,181)

Cash flows from financing activities:

Net proceeds from issuance of ordinary share capital

7,490

7,145

1,234

Proceeds in lieu of Convertible

  Loan Notes

—

—

15,534

Long term bank loans received/(repaid)

3,775

3,601

(6,432)

Short term bank loans received/(repaid)

(8,744)

(8,341)

10,902

Payments on capital leases

(410)

(391)

(149)

Net cash provided/(used) by financing activities:

2,111

2,014

21,089

Net increase/(decrease) in cash and cash equivalents

(431)

(411)

(395)

Cash and cash equivalents at beginning of period

455

434

395

Cash and cash equivalents at end of period

24

23

—

#

Item 1e.

HIBERNIA FOODS plc AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Basis of Preparation and Description of Business

Basis of Preparation

The accompanying unaudited consolidated financial statements should be read in conjunction with our fiscal 2002 consolidated financial statements contained in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on September 27, 2002. Any references, unless otherwise noted, to "us", "we" and "our" refer to Hibernia Foods plc and its subsidiaries, taken as a whole.

These consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of financial position, results of operations and cash flows. Results of operations for interim periods are not necessarily indicative of results to be expected for a full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Description of Business

Hibernia was incorporated on August 22, 1991 initially for the exportation of beef products from the Republic of Ireland.   In early 1996, concerns over the diagnosis in humans of Bovine Spongiform Encephalopathy (“BSE”), a disease of the nervous system that typically affects cattle, resulted in a deterioration of the market for British and Irish beef, including export bans on beef products from the United Kingdom and Ireland.  In 1996, in light of the BSE situation, the Company determined to take strategic initiatives to exit the beef business.

 In July 1997, the Company acquired the Majestic Food Group Limited, which marked the completion of the Company’s transformation from an Irish beef exporter to a producer of frozen desserts and frozen ready-meals, with its principal facilities located within the United Kingdom.  The Company is no longer directly engaged in the beef business, although it is in receipt of license income which arises as a result of its former beef trading activities.

In September 1998, the Company, through a wholly owned U.K. subsidiary, completed the purchase of certain assets of Bestfoods (UK) Limited pertaining to the Entenmann’s branded fresh sweet baked goods business and the Mr. Brains branded frozen meatball business and of Freshbake Foods Limited pertaining to its frozen desserts business.  In April 2001, the Company, through a wholly owned UK subsidiary, completed the purchase of certain assets of La Boheme Limited, a manufacturer of private label chilled desserts for Tesco plc and frozen desserts for the foodservice sector.

In June 2001, the Company, through a wholly owned UK subsidiary, completed the purchase of the entire outstanding share capital of Sara Lee Bakeries UK Limited and Finnegans Famous Cakes Limited (together referred to herein as “the Sara Lee UK Bakery business”), representing the branded and private label frozen desserts business of Sara Lee in the UK.

Comparability of numbers is affected by the significant change in activities due to the purchase of the business of La Boheme Limited and the Sara Lee UK Bakery business in Fiscal 2002.

Hibernia’s primary markets consist of the United Kingdom and the Republic of Ireland.

Hibernia’s ordinary shares represented by American Depositary Shares (“ADS”), each ADS representing one ordinary share, are traded on the Nasdaq National Market (“NASDAQ”) under the symbol “HIBNY”.

Expression of Financial Statements in US Dollars

The financial statements presented in Euros (€) as of and for the 3 and 9 months ended December 31, 2002 are expressed in US dollars, solely for convenience, at the rate of €1=US$1.0483.

Note 2 Inventories

The components of inventories are as follows:

As of

As of

As of

Dec. 31,

Dec. 31,

March 31,

2002

2002

2002

US$000s

€000s

€000s

Finished goods

20,260

19,327

20,873

Raw materials

5,866

5,595

7,721

Inventories

26,126

24,922

28,594

#

Note 3

 Goodwill and other intangible assets

On April 1, 2002, Hibernia adopted Statement of Financial Accounting Standards No. 142 ("FAS 142"), Goodwill and Other Intangible Assets.  FAS142 generally requires that (1) recorded amounts of goodwill no longer be amortized, on a prospective basis, (2) the amount of goodwill recorded on the balance sheet of Hibernia be evaluated annually for impairment at the reporting unit level using a two-step method, (3) other identifiable intangible assets be categorized as to whether they have indefinite or finite lives, (4) intangibles having indefinite lives no longer be amortized on a prospective basis, and (5) the amount of intangibles having indefinite lives on the balance sheet of Hibernia be evaluated annually for impairment using a one-step method.

As of December 31, 2002, Hibernia had implemented the provisions of FAS 142 and completed the transitional impairment test required by the standard.  The results of this test completed during the second quarter of fiscal 2003 did not identify any indicators of goodwill impairment.

Also during the second quarter of fiscal 2003, Hibernia determined that all identifiable intangible assets have definite lives with the exception of all of Hibernia's tradenames which were deemed to be indefinite lived. Amortization of the tradenames ceased April 1, 2002 and the carrying values were tested for impairment as of that date using a one-step test comparing the fair value of the asset to its net carrying value. The Company determined the fair value of the tradenames, calculated in reference to the present value of future cashflows derived from such assets, exceeded their net carrying value and no impairment had arisen.   Annual amortization with respect to definite lived intangible assets amounting to €56,000 will be incurred until the expiry of the initial term of the license to which it relates on June 4, 2006.

The following table summarizes the carrying value of intangibles as of December 31, 2002 (in €000s):

Gross

Accumulated

Net

Amortization

Intangible assets subject

  to amortization:

License

401

289

112

Intangible assets not subject

  to amortization:

Tradename

2,211

—

2,211

Goodwill:

Entenmann’s branded cakes

1,385

—

1,385

Ready meals

1,385

—

1,385

Chilled desserts

1,914

—

1,914

Frozen desserts

464

—

464

Carrying value

_____

___

_____

  of intangible assets

7,760

289

7,471

The following schedule shows net income/(loss) and net income/(loss) per share adjusted to exclude Hibernia's amortization expense related to goodwill and indefinite lived intangibles (net of tax effects) as if such amortization expense had been discontinued in fiscal 2002:

Three months

Three months

Nine months

Nine months

Ended Dec.

Ended Dec.

Ended Dec.

Ended Dec.

31, 2002

31, 2001

31, 2002

31, 2001

€000s

€000s

€000s

€000s

Net Income/(Loss)

652

587

(7,084)

(6,435)

Add back:

Goodwill amortization

—

74

—

222

Intangible amortization

—

35

—

105

Net income/(loss) as adjusted for FAS142

652

696

(7,084)

(6,108)

Basic and diluted earnings/(loss)

  per share:

€

€

€

€

Reported net earnings/(loss)

   per share

0.03

0.03

(0.28)

(0.30)

Add back:

Goodwill amortization

—

—

—

0.01

Intangible amortization

—

—

—

—

Earnings/( loss)

  per share as adjusted for FAS142

0.03

0.03

(0.28)

(0.29)

#

Note 4 Guarantees

The Company provides a variety of guarantees, as described more fully in the following sections.  Guarantees arise during the ordinary course of business from relationships with customers and other parties when the Company undertakes an obligation to guarantee the performance of others (via delivery of cash or other assets) if specified triggering events occur.  Non-performance under a contract by the guaranteed party triggers the obligation of the Company.

Guarantee associated with shares issued to Bestfoods Inc.

As part of the Bestfoods transaction entered into in September 1998 whereby the Company acquired the business and assets of the Bestfoods (UK) Entenmann’s and Mr Brains businesses, the Company issued 550,000 ordinary shares of the Company as consideration for the purchase of certain of those assets.  Under the terms of the agreement, in the event Bestfoods sells these shares at specified future time intervals, and does not receive a specified price per ordinary share, further consideration will be payable by the Company.  As a result, the value of ordinary shares issued subject to the guarantee was recorded at the guaranteed price of $3,621,000 or €3,350,533, being the maximum amount payable by the Company.  During fiscal 2002, the amount of the guarantee was reduced to €3,132,000, following the expiry of the first of these intervals to which the guarantee relates.

Guarantee associated with 4% Exchangeable Preference Shares issued by Hibernia Foods Trading House Limited

In March 1998, Hibernia Foods Trading House Limited, a wholly owned subsidiary of the Company, issued 102,500 non-voting 4% Exchangeable Preference Shares, par value US$100 each.  The shares are exchangeable into ordinary shares of the Company represented by ADSs.  The shares may be exchanged at any time after January 1, 1999.  Each share is exchangeable for such whole number of ordinary shares of the Company, represented by ADSs, as is equal in number to the higher of (i) US$100.00 divided by US$3.60 or (ii) US$100.00 divided by the average Nasdaq closing price of an ADS for the five trading days immediately preceding the date in which a holder of the Exchangeable Preference Shares delivers to the Company for exchange all of its Exchangeable Preference Shares.

The Company has given irrevocable guarantees to the holders of the Exchangeable Preference Shares on a subordinated basis in respect of: (i) all accumulated and unpaid dividends; (ii) punctual payments of all amounts owed on redemption; (iii) all amounts owed in the event of liquidation, dissolution or winding-up of the company.  These guarantees are unsecured and rank ‘pari passu’ with the most senior preference shares of the Company or any of its subsidiaries.

As of December 31, 2002, 1,000 Exchangeable Preference Shares, representing $100,000 principal amount, had not been exchanged.  Accumulated dividends thereon as of December 31, 2002 amounted to $11,000.

Guarantees associated with product returns

The Company makes provision at each period end for the estimated costs associated with product returns.

Note 5

Segmental Analysis

The Company’s operating segments are as follows:

•

Frozen desserts

•

Frozen ready meals

•

Entenmann’s brand cakes and,

•

Private label chilled desserts.

Three months ended December 31,

(All amounts in €000’s)

Sales

Sales

Operating

Operating

Income

Income

2002

2001

2002

2001

Frozen desserts

43,090

44,037

2,955

3,842

Frozen ready meals

7,676

7,535

(18)

(683)

Entenmann’s brand cakes

6,141

6,312

(1,029)

(593)

Private label chilled desserts

5,201

4,708

(385)

(307)

  Total business segments

62,108

62,592

1,523

2,259

Interest and similar charges

—

—

(1,365)

(1,435)

Foreign exchange gain/(loss)

—

—

494

(237)

Net sales and income before

  Income taxes

62,108

62,592

652

587

Nine months ended December 31,

(All amounts in €000’s)

Sales

Sales

Operating

Operating

Income

Income

2002

2001

2002

2001

Frozen desserts

99,549

97,389

1,380

2,515

Frozen ready meals

22,145

23,823

(1,121)

(2,680)

Entenmann’s brand cakes

18,442

18,373

(3,356)

(1,463)

Private label chilled desserts

15,865

14,715

(736)

(269)

  Total business segments

156,001

154,300

(3,833)

(1,897)

Interest and similar charges

—

—

(3,886)

(4,251)

Foreign exchange gain/(loss)

—

—

635

(287)

Net sales and income before

  Income taxes

156,001

154,300

(7,084)

(6,435)

#

Item 2

Operating and Financial Review and Prospects

Management’s “Operating and Financial Review and Prospects” is presented in three sections. The first section discusses critical accounting policies, new accounting standards, market and other risk factors and items affecting comparability. The second section analyses the results of operations, first on a consolidated basis and then for each of our business segments. The final section addresses liquidity and capital resources.

Critical Accounting Policies

Our significant accounting policies are discussed in the notes to our consolidated financial statements in our Annual Report on Form 20-F for the fiscal year ended March 31, 2002. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. These estimates and assumptions are evaluated on an on-going basis and are based upon many factors including historical experience, consultation with outside professionals, such as actuaries, and management's judgment. Actual results could differ from any estimates made and results could be materially different if different assumptions or conditions were to prevail.

Our critical accounting policies and estimates, involving those areas of financial statement preparation which are most important to the portrayal of our financial condition and results of operations and which require management's most difficult, subjective and complex judgments, are discussed in the " Operating and Financial Review and Prospects " section of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002. Readers are encouraged to review these critical accounting policies and estimates in conjunction with the review of this Form 6-K for the quarter ended December 31, 2002.

New Accounting Standards

In July 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets".  The Company will adopt SFAS 143 no later than April 1, 2003.  Under SFAS 143, the fair value of a liability for an asset retirement obligation covered under the scope of SFAS 143 would be recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset.  Over time, the liability would be accreted to its present value, and the capitalized cost would be depreciated over the remaining useful life of the related asset.  Upon settlement of the liability, an entity would either settle the obligation for its recorded amount or incur a gain or loss upon settlement.  Hibernia has considered this standard to determine, among other things, whether it has any asset retirement obligations, which are covered under the scope of SFAS 143 and concluded that it does not.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds both SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." In so doing, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be classified as an extraordinary item, unless the criteria in Accounting Principles Board Opinion No. 30 are met. SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases" to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions and amends other existing authoritative pronouncements to make various technical corrections. The provisions of SFAS No. 145 were adopted by Hibernia effective as of the beginning of fiscal 2003. The adoption of the provisions of this statement has had no impact on our financial position or results of operations.

On June 28, 2002, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 146 (FAS 146), Accounting for Exit or Disposal Activities.  FAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  The scope of FAS 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual-compensation contract.  FAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002.  Early application is encouraged.  Hibernia did not initiate any exit or disposal activities in the period to December 31, 2002 that would be recognized under this standard.  Hibernia is currently assessing the impact of this standard on its future plans effective from January 1, 2003.

In November 2002, the FASB issued Interpretation Number 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.  Interpretation Number 45 clarifies the requirements of FAS 5 relating to guarantor’s accounting for and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of this interpretation became effective in this quarter and have been included in these interim financial statements. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31,2002. A guarantor is required to recognize a liability for the obligation it has undertaken in issuing a guarantee, including the ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception.  The Company’s disclosures related to guarantees for the period ended December 31, 2002 can be found in Note 4.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities-An interpretation of ARB51.” Interpretation No. 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has the controlling financial interest defined as the Primary Beneficiary under the interpretation. This new model for consolidation applied to an entity, which either (1) the equity investors (if any) do not have a controlling interest in or (2) the equity investment at risk is insufficient to finance that entities activity without receiving additional subordinated financial support from other parties.  Interpretation No. 46 will be effective for Hibernia on February 1, 2003 for variable interest entities created after January 31, 2003, and on July 1, 2003 for variable interest entities created prior to February 1, 2003. Hibernia is currently assessing the impact of FIN46 on all entities with which it is involved.  Management have considered the impact this interpretation will have on the Company and do not believe that the Company has any interests in VIE’s for which the Company would be required to consolidate the VIE or disclose such interests.

In December 2002, the FASB issued Statement No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure” which permits additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. For those companies that do not elect to change their method of accounting for stock-based employee compensation, Statement No. 148 requires increased disclosure of the pro forma impact of applying the fair value method to the reported operating results. The increased disclosure requirements will apply to company’s interim and annual financial statements beginning in the third quarter of the current fiscal year. At the present time, Hibernia does not intend to transition to the use of a fair value method of accounting for stock-based compensation. The additional pro forma impact of utilizing the fair value method to account for stock-based employee compensation, on an annual basis, will be presented in the Company’s annual report to shareholders

Items Affecting Comparability

The policy of management is to cause Hibernia to grow to a size whereby it can realize efficiencies of scale. This is critical in the food industry, a business in which consolidation and mergers have become commonplace. Management believes that it is in the long-term interest of shareholders that the size of Hibernia grows to a scale in which efficiency can be optimized. The results of the nine-month period ended December 31, 2002 and the nine-month period ended December 31, 2001 reflect this policy of concentrating on growth and revenues.

In accordance with this policy, on April 1, 2001 Hibernia acquired the chilled desserts business and certain assets of La Boheme Limited.  La Boheme, a U.K. company produces and sells a range of premium chilled desserts for the U.K. food chain, Tesco plc.  Revenues derived from this business amounted to approximately €19,000,000 for the fiscal year ended March 31, 2002.

In addition, on June 4, 2001, Hibernia acquired 100% of the shares of Sara Lee Bakeries UK Limited and Finnegans Famous Cakes Limited, both U.K. frozen dessert manufacturing subsidiaries of Sara Lee UK Holdings plc.  Hibernia also entered into a License Agreement with Sara Lee International to use certain trademarks incorporating the Sara Lee brand name and logo in the U.K. and Ireland.  Revenues derived from these businesses amounted to approximately €60,500,000 for the ten-month period ended March 31, 2002.

Results of Operations

In this operating and financial review, Euros have been translated into British pounds sterling at the rate of €1 = £0.6367 for the quarter ended December 31, 2002 and €1 = £0.6207 for the quarter ended December 31, 2001, being the average exchange rates applicable to such periods.

Quarter ended December 31, 2002 compared with quarter ended December 31, 2001

In the quarter ended December 31, 2002, Hibernia generated a net income of €652,000 compared with  net income of €587,000 in the comparable period in the previous fiscal year.

In the quarter ended December 31, 2002, net income consisted of operating income of €1,523,000 together with interest expense and related charges of €871,000.  In the quarter ended December 31, 2001, the net income consisted of operating income of €2,259,000 together with interest expense and related charges of €1,672,000.

In the quarter ended December 31, 2002, Hibernia’s total net revenues amounted to €62,108,000 compared with total net revenues of €62,592,000 in the comparable period in the prior fiscal year, representing a decline of 1%.  Underlying net revenues, representing net revenues denominated in the Company’s operational currency, British pounds sterling, amounted to Stg£39,544,000 in the quarter ended December 31, 2002 compared with total net revenues of Stg£38,851,000 in the comparable period in the prior fiscal year, representing an increase of 2%.

In the quarter ended December 31, 2002, revenues from the sale of frozen desserts amounted to €43,090,000 compared with revenues of €44,037,000 in the quarter ended December 31, 2001, a decrease of 2%.  The underlying revenue trend for the quarter, based on the Company’s operational currency of British pounds sterling, showed an increase of 0.4% in the quarter ended December 31, 2002 compared with the same period in the prior fiscal year.   Frozen desserts represented 69% of Hibernia’s total revenues in the period and 70% in the same quarter in the previous fiscal year.

In the quarter ended December 31, 2002, revenues from the sale of frozen ready-meals amounted to €7,676,000 compared with revenues of €7,535,000 in the quarter ended December 31, 2001, an increase of 2%. The underlying revenue trend for the quarter, based on the Company’s operational currency of British pounds sterling, showed an increase of 5% in the quarter ended December 31, 2002 compared with the same period in the prior fiscal year.  Frozen ready-meals represented 12% of Hibernia’s total revenues in the quarter ended December 31, 2002 and 12% of total revenues in the same quarter in the previous fiscal year.

In the quarter ended December 31, 2002, revenues from the sale of Entenmann’s cakes amounted to €6,141,000 compared with revenues of €6,312,000 in the quarter ended December 31, 2001, a decrease of 3%. The underlying revenue trend for the quarter, based on the Company’s operational currency of British pounds sterling, showed no change in total revenues in the quarter ended December 31, 2002 compared with the same period in the prior fiscal year.  Entenmann’s represented 10% of Hibernia’s total revenues in the quarter ended December 31, 2002 and 10% in the same quarter in the previous fiscal year.

In the quarter ended December 31, 2002, revenues from the sale of chilled desserts amounted to €5,201,000 compared with revenues of €4,708,000 in the quarter ended December 31, 2001, an increase of 10%. The underlying revenue trend for the quarter, based on the Company’s operational currency of British pounds sterling, showed an increase of 13% in the quarter ended December 31, 2002 compared with the same period in the prior fiscal year. This increase in revenues was attributable to Hibernia increasing its market share in the chilled desserts category by expanding its product range and securing product listings for new products with Tesco plc.  Chilled desserts represented 9% of Hibernia’s total revenues in the quarter ended December 31, 2002 and 8% in the same quarter in the previous fiscal year.

Cost of sales consists principally of all direct costs of manufacture together with all factory overheads.  Cost of sales in the quarter ended December 31, 2002 amounted to €49,037,000 of which €32,594,000 related to the frozen desserts division, €6,366,000 related to the frozen ready-meals division, €5,346,000 related to the Entenmann’s cakes division and €4,731,000 related to the chilled desserts division.

In the quarter ended December 31, 2002, Hibernia’s gross profit amounted to €13,071,000 compared with €13,633,000 in the quarter ended December 31, 2001, a decrease of €562,000 or 4%.  In the quarter ended December 31, 2002, gross profit represented 21.05% of total revenues compared with 21.78% of total revenues in the same period in the previous fiscal year representing a decrease of 0.73 percentage points.  This decrease in gross profit is attributed to an increase in certain input costs, notably cocoa based ingredients which increased significantly in line with global cocoa prices, and certain overhead categories, notably insurance, which increased significantly compared to the same period in the previous fiscal year.  This increase in insurance premium is believed to be consistent with other food companies in the UK.

In the quarter ended December 31, 2002, selling and distribution costs amounted to €8,322,000 compared with €9,060,000 in the quarter ended December 31, 2001, a decrease of 8%.   This decrease is primarily attributable to savings on personnel costs within the sales and marketing function, as well as lower third party cold storage costs.

In the quarter ended December 31, 2002, general and administrative costs amounted to €3,226,000 compared with €2,314,000 in the quarter ended December, 31 2001, an increase of 39%. This increase is attributable to an increase in travel, personnel and research expenditures associated with the Company’s commencement of trade on mainland Europe, lower costs in the prior year period resulting from savings on financing costs, and higher costs of salaries associated with certain executive management appointments.

In the quarter ended December 31, 2002, interest expense and similar charges amounted to €871,000 compared with €1,672,000 in the quarter ended December 31, 2001.  Interest expense and similar charges incurred in the quarter ended December 31, 2002 consisted of interest on borrowings of €1,365,000 and an unrealised foreign exchange gain incurred on certain non-Euro denominated borrowings of €494,000, compared to interest on borrowings of €1,435,000 and an unrealised foreign exchange loss incurred on certain non-Euro denominated borrowings of €237,000 for the same quarter in the previous fiscal year.  Such unrealised foreign exchange gains and losses are derived from the period end re-translation of non-Euro denominated borrowings.

No tax credit or charge resulted during the period as tax benefits arising from tax loss carry-forwards were offset against taxable income.

Nine-month period ended December 31, 2002 compared with nine-month period ended December 31, 2001

In the nine-month period ended December 31, 2002, Hibernia incurred a net loss of €7,084,000 compared with a net loss of €6,435 000 in the comparable period in the previous fiscal year.

In the nine-month period ended December 31, 2002, the net loss principally consisted of an operating loss of €3,833,000 together with interest expense and related charges of €3,251,000.  In the nine-month period ended December 31, 2001, the net loss principally consisted of an operating loss of €1,897,000 together with interest expense and related charges of €4,538,000.

In the nine-month period ended December 31, 2002, Hibernia’s total net revenues amounted to €156,001,000 compared with total net revenues of €154,300,000 in the comparable period in the prior fiscal year, representing an increase of 1%.

In the nine-month period ended December 31, 2002, revenues from the sale of frozen desserts amounted to €99,549,000 compared with revenues of €97,389,000 in the nine-month period ended December 31, 2001, an increase of 2%.  Frozen desserts represented 64% of Hibernia’s total revenues in the period compared with 63% in the same period in the previous fiscal year. The increase in revenues as noted above was principally attributable to the inclusion of nine months of revenues from the Sara Lee UK bakery business in the nine-month period ended December 31, 2002 compared with seven months revenues from that business in the comparable period in the previous fiscal year.  This additional two month revenues, which contributed to an increase in revenue from frozen desserts of 30% in the first quarter of fiscal 2003, was offset by a decline in revenues from the sale of frozen deserts in the second quarter of fiscal 2003 of 8%.  This decrease in net sales was principally attributable to a significant promotional campaign by Hibernia’s largest competitor, which increased its market share during the period of the campaign.

In the nine-month period ended December 31, 2002, revenues from the sale of frozen ready-meals amounted to €22,145,000 compared with revenues of €23,823,000 in the nine-month period ended December 31, 2001, a decrease of 7%. Frozen ready-meals represented 14% of Hibernia’s total revenues in the nine-month period ended December 31, 2002 compared with 15% of total revenues in the same nine-month period in the previous fiscal year.  The decrease in revenues was attributable to the decision to terminate certain loss making contracts, which had been active during the comparable period in the previous fiscal year.

In the nine-month period ended December 31, 2002, revenues from the sale of Entenmann’s cakes amounted to €18,442,000 compared with revenues of €18,373,000 in the nine-month period ended December 31, 2001, representing an increase of 0.4%.  Entenmann’s represented 12% of Hibernia’s total revenues in the nine-month period ended December 31, 2002 and 12% in the same nine-month period in the previous fiscal year.

In the nine-month period ended December 31, 2002, revenues from the sale of chilled desserts amounted to €15,865,000 compared with revenues of €14,715,000 in the nine-month period ended December 31, 2001, an increase of 8%.  This increase in revenues was attributable to Hibernia increasing its market share in the chilled desserts category by expanding its product range and securing listings for new products.  Chilled desserts represented 10% of Hibernia’s total revenues in the nine-month period ended December 31, 2002 and 10% in the same nine-month period in the previous fiscal year.

Cost of sales consists principally of all direct costs of manufacture together with all factory overheads.  Cost of sales in the nine-month period ended December 31, 2002 amounted to €129,561,000 of which €78,438,000 related to the frozen desserts division, €19,817,000 related to the frozen ready-meals division, €16,677,000 related to the Entenmann’s cakes division and €14,629,000 related to the chilled desserts division.

In the nine-month period ended December 31, 2002, Hibernia’s gross profit amounted to €26,441,000 compared with €27,778,000 in the nine-month period ended December 31, 2001, a decrease of €1,337,000 or 5%.  In the nine-month period ended December 31, 2002, gross profit represented 16.95% of total revenues compared with 18.00% of total revenues in the same period in the previous fiscal year.  This decrease in gross profit can be attributed to an increase in the cost of certain input costs, notable cocoa based ingredients, combined with increases in certain overhead categories, notably insurance, which we believe to be consistent with experience of other food companies in the food manufacturing industry.

In the nine-month period ended September 30, 2002, selling and distribution costs amounted to €21,861,000 compared with €22,401,000 in the nine-month period ended December 31, 2001. This decrease of 2% was due to savings on personnel costs and third party cold storage costs.

In the nine-month period ended December 31, 2002, general and administrative costs amounted to €8,413,000 compared with €7,273,000 in the nine-month period ended December, 31 2001, an increase of €1,140,000.  This increase was attributable to the inclusion of nine-months of general and administrative costs associated with the Sara Lee UK Bakery business acquired June 2001 compared with seven months in the comparable period in the previous fiscal year together with an increase in export related expenditures in advance of the Company’s commencement of trade on mainland Europe, lower costs in the prior year period resulting from savings on financing costs, and higher costs of salaries associated with certain management appointments.

In the nine-month period ended December 31, 2002, interest expense and similar charges amounted to €3,251,000 compared with €4,538,000 in the nine-month period ended December 31, 2001.  Interest expense and similar charges incurred in the nine-month period ended December 31, 2002 consisted of interest on borrowings of €3,886,000 and an unrealised foreign exchange gain incurred on certain non-Euro denominated borrowings of €635,000, compared to interest on borrowings of €4,251,000 and an unrealised foreign exchange loss incurred on certain non-Euro denominated borrowings of €287,000 for the same period in the previous fiscal year.

No tax credit or charge resulted during the period as tax benefits arising from losses incurred during the period were offset in full by valuation allowance.

Liquidity and Capital Resources

In the nine-month period ended December 31, 2002, net cash inflow from operating activities amounted to €109,000, which was derived from an operating loss of €7,084,000, the add-back of non-cash items of €6,428,000 and a net decrease in working capital of €765,000.  This decrease in working capital consisted of an increase in accrued liabilities and accounts payable of €2,503,000 and an increase in inventory, accounts receivable and prepayments of €1,738,000.

In the nine-month period ended December 31, 2002, net cash applied to investing activities amounted to €2,534,000 and consisted of capital expenditures.

In the nine-month period ended December 31, 2002, net cash provided by financing amounted to €2,014,000 comprising net proceeds from the issuance of share capital of €7,145,000, repayment of bank borrowings of €4,740,000 and capital repayments in respect of finance leases of €391,000.

Hibernia’s liquidity is impacted significantly by cash generated from operations and cash available under its bank financing arrangements.  Its financing arrangements include a cash overdraft recorded under short-term borrowings with respect to an invoice discounting and inventory finance facility with GMAC.  The availability of liquid resources under these facilities is derived from the level of sales, and associated trade receivables, achieved and the level of inventory held at any point in time.  Such availability is therefore subject to seasonal fluctuation.

Management believes that Hibernia’s capital resources and liquidity are sufficient to finance its current and projected trading operations for at least twelve months.  Management has drawn these conclusions based on detailed budgeted financial information for each operating segment, including forecast cashflows derived from operations and financing activities.  Management is satisfied that the assumptions upon which these conclusions have been reached are reasonable.  If currently unforeseen events occur, Hibernia may be required to seek additional financing and there can be no assurance that Hibernia would be able to obtain additional financing, if required, on acceptable terms.  Such events could include the loss of a large customer, delays in launch of new products or a reduction in gross margins earned by Hibernia as a result of higher overheads or lower external prices charged.

 Hibernia does not engage in off balance sheet financing arrangements, nor does it engage in commodity trading activities.

Hibernia has entered into a number of license agreements, which give rise to an obligation to make royalty payments to Bestfoods upon the sale of products covered by the licenses, in the event that Hibernia earns revenues in certain defined countries under the terms of such agreements.   In the quarter ended December 31, 2002, such royalty payments were not significant because the obligations to make royalty payments only relate to the sale of the Entenmann’s brand of cakes in mainland Europe. Currently, Hibernia sells Entenmann’s products only in the United Kingdom and Ireland, and the sale of such products in these markets does not give rise to royalty liabilities.

Item 3

Quantitative and Qualitative Disclosures about Market Risk

Hibernia is exposed to various market risks, including variations in interest rates and in foreign currency exchange rates.  Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.  Hibernia does not enter into derivatives or other financial instruments for trading or speculative purposes, but does from time to time enter into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates.  As of December 31, 2002, Hibernia had no outstanding arrangements or agreements with respect to derivative instruments.

Hibernia’s reporting currency is the Euro.  However, a significant percentage of Hibernia’s revenues and costs are denominated in British pounds sterling as a consequence of its major customers and operations being located in the U.K.  In periods when the British pound fluctuates against the Euro, our financial statements, which are reported in Euros, may differ significantly to those amounts that would have been presented had the financial statements been prepared in the Company’s operational currency, British pounds. This results from the fact that we report in Euros our revenues and expenses which were principally incurred in our operational currency, British pounds. As a result, when the Euro strengthens against the British pound, the amount of Euro revenues reflecting the identical amount of British pounds in successive periods will decrease, and conversely when the Euro weakens against the British pound, the amount of Euro revenues reflecting the identical amount of British pounds in successive periods will increase.

 The impact of such fluctuations between these currencies was illustrated during the quarter ended December 31, 2002, when total net revenues amounted to €62,108,000 compared with total net revenues of €62,592,000 in the comparable period in the prior fiscal year, apparently representing a decline in net revenues of 1%.  However, when measured in the underlying net revenues in British pounds, net revenues amounted to Stg£39,544,000 in the quarter ended December 31, 2002, compared with net revenues of Stg£38,851,000 in the comparable period in the prior fiscal year, representing an increase of 2%.  This demonstrates the extent to which certain financial statement line items may be effected by fluctuations in exchange rates whereby an upward trend measured in one currency, may be a downward trend when measured in another currency.

Hibernia purchases the raw materials used in its operations, including commodities such as sugar, flour and other agricultural goods, from many sources of supply.  Although the prices of such commodities may fluctuate, Hibernia does not believe such fluctuations constitute a material risk and it has been able to adjust its sales prices accordingly.  It does not hedge against fluctuating commodity prices.

Hibernia does not believe it is subject to material risks of inflation.

There has been no material quantitative change in market risk exposure between the date of this report on Form 6-K and the date of filing of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 27, 2002.

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Exhibit 3

Press Release	Source: Hibernia Foods plc

Hibernia Appoints Two New Directors
Tuesday March 11, 11:25 am ET

DUBLIN, Ireland--(BUSINESS WIRE)--March 11, 2003--Hibernia Foods plc (Nasdaq:HIBNYHIBNY - News), a leading European manufacturer of branded and private-label desserts, sweet-baked goods and ready-meals, announced today that Harris Cohen and Christopher Grosso have been appointed to the Board of Directors of the Company. They will replace two directors who recently resigned, Walter Downey and Jean-Claude Laine.

Mr. Cohen (36) is a graduate of the University of Georgia (BBA) and New York University Stern School of Business (MBA). Before starting his own firm in 2002, Skivitich Capital Management, an equity investment fund, he was a research analyst for Furman Selz LLC and a portfolio manager for Bear Stearns & Co. Inc. Mr. Cohen has 10 years of experience as a professional investor.

Mr. Grosso (35), a graduate of Skidmore College, is a principal of Kershner, Grosso & Co., a New York-based money management and investment-banking firm. During his 14 years at Kershner, Grosso & Co., he has worked as a senior research analyst and portfolio manager, and led the firm's investment banking and venture capital activities. Prior to that, Mr. Grosso worked at Howe and Rusling Investment Management and Chase Manhattan Bank.

Oliver Murphy, Chairman and Chief Executive Officer, stated: "On behalf of the Board of Directors, we appreciate the help and support that both Walter and Jean-Claude have shown during their tenures. We are sorry to see Walter and Jean-Claude leave the Board, however we look forward to working with Harris and Chris. We know their contributions will benefit Hibernia Foods in the future."

Hibernia Foods plc is a leading European manufacturer of branded cakes, branded and private-label ready-meals and branded and private-label frozen desserts, headquartered in Dublin, Ireland, with significant manufacturing facilities in the United Kingdom. It is the exclusive European license holder for Entenmann's branded sweet-baked cakes throughout all of geographical Europe, representing 52 countries and a population of over 700 million people and is the exclusive UK and Ireland license holder for Sara Lee branded frozen desserts.

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Exhibit 4

NEWS RELEASE

Contacts: Colm Delves, Chief Financial Officer Hibernia Foods plc 353 1 661 1030 info@hiberniafoods.ie	Stanley M. Berger SM Berger & Company, Inc. 216.464.6400 stan@smberger.com

HIBERNIA FOODS PLC ANNOUNCES

CLOSURE OF BRISTOL FACILITY

Decision expected to increase HIBERNIA’S future profitability as a result of lower cost of manufacturing

Dublin, Ireland—March 28, 2003—Hibernia Foods plc (Nasdaq: HIBNY) today announced that it will close its ready-meals and cake manufacturing facility in Bristol, UK, and relocate production to other Company locations. The closure and relocations will be completed during the second quarter of the new fiscal year, which commences April 1, 2003.  In addition to consolidating the number of food-processing plants to five, because the Company will be lowering its cost of manufacturing, profitability will improve.

The Bristol site was acquired in 1998 when the Company purchased the Entenmann’s and Mr Brain’s businesses from Bestfoods UK Limited.  The Company intends to transfer production of the Entenmann’s products to its significantly larger branded bakery in Bridlington, North Yorkshire, which produces Sara Lee bakery products.  Production of the Mr Brain’s line will be transferred to one of the Company’s other existing locations.

Commenting on the closure, Oliver Murphy, Chairman and Chief Executive Officer of Hibernia, said, “Once the moves are completed, we expect a significant improvement in our gross margins during the second half of fiscal 2004.  The incremental fixed costs associated with producing the Entenmann’s line at the Bridlington site are significantly lower than continuing to operate a bakery dedicated solely to one line.  Furthermore, we will maintain adequate capacity to deliver our revenue growth targets.  In conjunction with the relocation of Mr Brain’s, we also will be investing in new state-of-the-art machinery to further improve efficiencies, and hence, gross margins.”

Hibernia expects the savings associated with the plant closure to be approximately EUR 5 million to EUR 8 million, or EUR 0.20 to EUR 0.32 per share, per year following the closure. An estimated one-time charge of EUR 9 million to EUR 12 million, or EUR 0.36 to EUR 0.48 per share, is anticipated, to be taken commencing in the fourth quarter of fiscal 2003, consisting of severance and other exit costs of EUR 5.5 million to EUR 7 million and a non-cash charge, with respect to the write down in the carrying value of certain facilities, equipment and other assets totalling EUR 3.5 million to EUR 5 million.

Mr. Murphy also stated, “As we approach the end of our fourth quarter, I am pleased to report that I expect our revenues and profitability to be in line with our previously communicated expectations. We intend to provide further guidance in relation to fiscal 2004 in conjunction with our fourth-quarter earnings announcement in May 2003.”

Hibernia Foods plc is a leading European manufacturer of branded cakes, branded and private-label ready-meals and branded and private-label frozen desserts, headquartered in Dublin, Ireland, with significant manufacturing facilities in the United Kingdom. It is the exclusive European license holder for Entenmann’s branded sweet-baked cakes throughout all of geographical Europe, representing 52 countries and a population of over 700 million people and is the exclusive UK and Ireland license holder for Sara Lee branded frozen desserts.

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